UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING THE RESULTS OF NTT DATA CORPORATION’S TENDER OFFER FOR SHARES OF NJK CORPORATION

On July 8, 2016, the registrant filed with the Tokyo Stock Exchange a notice regarding the results of NTT DATA CORPORATION’s tender offer for shares of NJK corporation. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
	Name:	Takashi Ameshima
	Title:	Vice President
Investor Relations Office

Date: July 8, 2016

July 8, 2016

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice Regarding the Results of NTT DATA CORPORATION’s Tender Offer for Shares of NJK Corporation

NTT DATA CORPORATION (“NTT DATA”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced the results of a tender offer (“Tender Offer”) to acquire common stock of NJK Corporation, which commenced on May 11, 2016 and was completed on July 7, 2016. For more details, please see the attached press release by NTT DATA.

The Tender Offer will not have a material impact on NTT’s consolidated results of operations.

For further inquiries, please contact:

Hiroshi Setoguchi or Tatsuya Watanabe
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-6838-5481
Fax: +81-3-6838-5499

July 8, 2016

Company Name:	NTT DATA CORPORATION

Representative:	Toshio Iwamoto

President and Chief Executive Officer

(Code: 9613, First section of Tokyo Stock Exchange)

Contact:	Keisuke Kusakabe

Senior Executive Manager

Investor Relations and Finance Office

(Tel: +81-3-5546-9962)

NOTICE REGARDING THE RESULT OF TENDER OFFER FOR SHARES OF NJK CORPORATION (CODE: 9748), A SUBSIDIARY OF NTT DATA CORPORATION

On May 10, 2016, the Board of Directors of NTT DATA CORPORATION (the “Offeror”) resolved to commence a tender offer of shares to acquire common shares of NJK Corporation (“NJK”, the Second Section of Tokyo Stock Exchange (“Tokyo Stock Exchange”), Code: 9748, the “Target”) through a tender offer (the “Tender Offer”) under the Financial Instruments and Exchange Act (Act No. 25 of 1948; as amended; hereinafter, “the Act”). The Offeror commenced the Tender Offer on May 11, 2016, and the Tender Offer has been completed on July 7, 2016.

1.	Outline of the Tender Offer

(1)	Name and address of the Offeror

Name : NTT DATA CORPORATION

Address : 3-3, Toyosu 3-chome, Koto-ku, Tokyo

(2)	Name of the Target

NJK Corporation

(3)	Class of share certificates, etc. for Tender Offer

Common Shares

(4)	Number of shares to be purchased

Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased
6,746,399 shares	2,140,300 shares	— shares

Note 1:	If the total number of share certificates, etc. offered for sale in response to the Tender Offer (the “Tendered Shares”) is less than the minimum number to be purchased (2,140,300 shares), none of the Tendered Shares will be purchased. If the aggregate number of shares tendered exceeds the minimum number of shares to be purchased (2,140,300 shares), all of the shares will be purchased.

Note 2:	In the Tender Offer, no maximum number is set for the number of shares to be purchased, and because fractional shares are also the Target of the Tender Offer, the maximum number of shares to be purchased in the Tender Offer (6,746,399 shares) represents the total number of shares issued by the Target as of March 31, 2016 as listed in the Target’s summary of the financial statements for the financial year ended March 31, 2016 (13,996,322 shares) <Japanese standard> (Consolidated) dated May 10, 2016 (“Target’s Summary of the Financial Statements for the Financial Year ended March 31, 2016”), subtracted by the number of treasury shares (178,023 shares) owned by the Target as of March 31, 2016 as listed in the Target’s Summary of the Financial Statements for the Financial Year ended March 31, 2016, and the number of shares (7,071,900 shares) owned by Offeror on May 10, 2016.

Note 3:	Fractional shares are also the Target of the Tender Offer. However, pursuant to the Companies Act (Act No. 86 of 2005, as amended), in the event that the right to redeem fractional shares is exercised by any shareholder, there may be cases in which the Target redeems treasury shares during the period of the Tender Offer (“ Tender Offer Period”) in accordance with statutory procedures.

Note 4:	There are no plans to acquire treasury shares owned by the Target through the Tender Offer.

(5)	Tender Offer Period

(i)	Initial Tender Offer Period at the Time of Registration

May 11, 2016 (Wednesday) to July 7, 2016 (Thursday) (42 business days in Japan)

(ii)	Possibility of Extension based on the Target Demands

Not applicable

(6)	Price of Tender Offer

675 yen per common share

2.	Result of Tender Offer

(1)	Outcome of Tender Offer

In the Tender Offer, the condition was that if the total number of the Tendered Shares was less than the minimum number of shares to be purchased (2,140,300 shares), none of the Tendered Shares would be purchased. However, because the total number of Tendered Shares (6,165,181 shares) was equal to or greater than the minimum number of shares to be purchased (2,140,300 shares), all of the Tendered Shares will be purchased as described in the public notice of the commencement of the Tender Offer and Tender Offer Registration Statement (including the matters amended by way of the Amendment of the Tender Offer Registration Statement later submitted).

(2)	Date and name of newspaper for insertion of public notice on the result of the Tender Offer

The result of the Tender Offer was announced to the news media on July 8, 2016, at the Tokyo Stock Exchange pursuant to Article 27-13, Paragraph 1 of the Act and by the method set out in Article 9-4 of the Financial Instruments and Exchange Act Enforcement Order (Cabinet Order No. 321 of 1965, as amended) and Article 30-2 of the Cabinet Ordinance with respect to Disclosure of a Tender Offer for Share Certificates, etc. by an Offeror other than the Issuing Company (Ministry of Finance Ordinance No. 38 of 1990, as amended) (the “Cabinet Ordinance”).

(3)	Number of share certificates, etc. purchased

Class of share certificates, etc.	(i) Number of shares tendered	(ii) Number of shares purchased
Share certificates	6,165,181 (shares)	6,165,181 (shares)

Stock acquisition rights	- (shares)	- (shares)

Corporate bonds with stock acquisition rights	- (shares)	- (shares)

Beneficiary certificates for trust of share certificates, etc. ( )	- (shares)	- (shares)

Depositary receipts for share certificates, etc. ( )	- (shares)	- (shares)

Total	6,165,181 (shares)	6,165,181 (shares)

(Total dilutive share certificates, etc.)	-	- (shares)

(4)	Change in the percentage of shares held due to the purchase

Number of voting rights for shares held by the Offeror prior to the purchase	70,719	(Percentage of shares held prior to the purchase 51.18%)
Number of voting rights for shares held by parties with special relationships prior to the purchase	11,590	(Percentage of shares held prior to the purchase 8.39%)
Number of voting rights for shares held by the Offeror after the purchase	132,370	(Percentage of shares after the purchase 95.79%)
Number of voting rights for shares held by parties with special relationships after the purchase	—	(Percentage of shares after the purchase - %)
Total number of voting rights of all shareholders, etc. of the Target	138,120

Note 1:	“Number of voting rights for shares held by parties with special relationships prior to the purchase,” is the total number of voting rights for shares held by parties with special relationships (excludes treasury stock held by the Target). However, this excludes the holders who are excluded from parties having a special relationship with the Offeror in accordance with Article 3, Paragraph 2, Item 1 of the Cabinet Office Ordinance in the calculation of the shares, etc. ownership ratio in each item of Article 27-2, Paragraph 1 of the Act.

Note 2:	The “Total number of voting rights of all shareholders of the Target” represents the number (one voting unit of shares of the Target is 100 shares) of voting rights of all shareholders as of March 31, 2016 listed in the securities reports submitted by the Target on June 20, 2016 of its 46th financial year (“Target’s Annual Securities Report”). Because fractional shares are also the Target of the Tender Offer, in the calculation of the “Percentage of shares held prior to the purchase” and the “Percentage of shares held after the purchase,” of the total number of shares (13,996,322 shares) issued by the Target as of March 31, 2016 as listed in the Target’s Annual Securities Report, voting rights (138,182 rights) for the number of shares (13,818,299 shares) excluding treasury stock (178,023 shares) owned by the Target as of March 31, 2016 as listed in the Target’s Annual Securities Report, was used as the denominator.

Note 3:	For “Percentage of shares held prior to the purchase” and the “Percentage of shares held after the purchase” figures are rounded to the nearest hundredth.

(5)	Calculation of the Number of Shares to be Purchased on a Pro-Rata Basis

Not Applicable

(6)	Method of Settlement

(i)	Name and head office address of brokerage firm, bank, or other institution in charge of settlement of the Tender Offer

Daiwa Securities Co. Ltd. 1-9-1 Marunouchi, Chiyoda-ku, Tokyo

(ii)	Settlement Commencement Date

Thursday, July 14, 2016

(iii)	Method of Settlement

Notification of the purchases under the Tender Offer will be sent to the address or residence of all accepting shareholders who accept the share certificates with respect to the Tender Offer or who apply to tender their shares (“Accepting Shareholders”) (or to the standing proxy in the case of foreign shareholders, including corporate shareholders (“Foreign Shareholders”)) immediately after the conclusion of the Tender Offer period. Purchases will be settled in cash. In accordance with the instructions of the Accepting Shareholders the Tender Offer Agent will, without delay after the settlement commencement date, remit the funds for the shares purchased to the location designated by the Accepting Shareholders (or the standing proxy for Foreign Shareholders)

3.	Post-Tender Offer policies and outlook

In terms of post tender-offer policies, there has been no change to the details described in “Notice Regarding Commencement of Tender Offer for shares of NJK Corporation (Code: 9748), a subsidiary of NTT DATA CORPORATION” announced by the Offeror on May 10, 2016.

4.	Places for Public Inspection of the Tender Offer Report

NTT DATA CORPORATION

3-3, Toyosu 3-chome, Koto-ku, Tokyo

Tokyo Stock Exchange, Inc.

2-1 Nihombashi Kabutocho, Chuo-ku, Tokyo

End